Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55.XX-11-5501.3400

[redacted]

08004834

São Paulo, September 1st, 2008.

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

SUPPL

SEC Mail
Mail Processing
Section
SEP 04 2008
Washington, DC
106

Re.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform you that on this date, the shareholders of Duke Energy International, Geração Paranapanema S.A., representing more than ninety percent (90 %) of the voting capital, held an Extraordinary General Meeting to examine and approve the following items on the Agenda: **(i)** pursuant to paragraph 2 of article 31 of the Bylaws of the Company, voting of management's proposal on the allocation of profits ascertained in the half-yearly balance sheet drawn up at June 30, 2008; **(ii)** taking cognizance with the resignation from office of a member of the Board of Directors, Mr. Lon Mitchel, elected at the Ordinary General Meeting held on August 23, 2005, and also to elect his replacement; **(iii)** the raising of funds by the Company for partial prepayment of debt via a public offering of unsecured debentures on the local market, of the Company's 1st issue, with the following characteristics: *Number of series*: two (2) series; *Issue Total*: maximum of four hundred and seventy million Reais (R$ 470,000,000.00), as well as its respective registration with the Securities Commission - CVM; and **(iv)** delegation of powers to the Company's Board of Directors to resolve on the terms provided for in items VI to VIII of article 59 of Corporation Law and on the opportunity of the 1st issue of debentures.

PROCESSED
SEP 12 2008
THOMSON REUTERS

9/11

DUKE ENERGY JURIDICO

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

This having been done, the following matters were put up for vote and approved by those attending the meeting:

(i) the Half-Yearly Balance of the Company, prepared at June 30, 2008, and consequent payment of dividends totaling thirty million five hundred thousand Reais (R$ 30,500,000.00), to be fully debited against the net profits of the fiscal period account, and allocated to preferred shares at the rate of R$ 0.509671526 per share;

(ii) election of Ms. Stacey Grace Schrader, US citizen, married, executive, resident and domiciled in the city of Katy, state of Texas, United States, at 1815 Briarchester, with commercial address in the city of Houston, state of Texas, United States, at 5555 San Felipe, Suite 1349, bearer of US passport No. 134751213; as an effective member of the Board of Directors in place of Mr. Lon Mitchel;

(iii) the raising of funds by the Company for partial prepayment of debt via a public offering of simple, unsecured and nonconvertible debentures in two series, the first to be issued by the Company ("Debentures" and "Offering"), with the following characteristics: *Issue Number*. The Debentures representing the first public issue of debentures of the Company. *Issue Total*. The total offering of a maximum of three hundred million Reais (300,000,000.00) on the issue date. *Quantity*. A maximum of thirty thousand (30,000) Debentures will be issued, not counting the Supplementary and Additional Debentures (as defined below). According to article 24 of CVM Ruling 400, the number of Debentures initially offered (without counting the Additional Debentures, as defined below) may be increased by up to fifteen percent (15%), that is, by at most four thousand five hundred (4,500) Supplementary Debentures, on the same terms and at the same price as those initially offered ("Supplementary Debentures"), with a view to meet any possible excess demand during the Offering, as per the option to be granted by the Company to the coordinating banks of the Offering ("Coordinators") in the Offering Agreement, which option may only be exercised by the Coordinators on consensus with the Company before the closing date of the bookbuilding procedure organized by the Coordinators, whereby they will glean investment proposals, as provided for in article 23, paragraph 1 and 2, and article 44 of CVM

DUKE ENERGY JURÍDICO

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Ruling 400, without accepting reservations and without minimum and maximum lots, for purposes of a definition by the Company ("Bookbuilding Procedure"). At the discretion of the Coordinators and the Company, subject to the terms of the Bookbuilding Procedure, the Supplementary Debentures may be 1st series Debentures and/or 2nd series Debentures. Subject to the terms of article 14, paragraph 2, of CVM Ruling 400, the number of Debentures initially offered (without counting the Supplementary Debentures) may be increased by at most twenty percent (20%), that is, by at most six thousand (6,000) additional Debentures, on the same terms and at the same price as those initially offered ("Additional Debentures"), which may only be issued by the Company on consensus with the Coordinators before the closing date of the Bookbuilding Procedure. At the discretion of the Coordinators and the Company, subject to the terms of the Bookbuilding Procedure, the Additional Debentures may be 1st series Debentures and/or 2nd series Debentures. _Par Value_. The unit par value of the Debentures will be ten thousand Reais (R$ 10,000.00) on the issue date ("Par Value"). _Series_. The issue will be made in at most two series, with due regard to the fact that the sum of the first series Debentures and second series Debentures shall not exceed three hundred million Reais (R$ 300,000,000.00) on the issue date or thirty thousand (30,000) Debentures, excluding the Supplementary Debentures and Additional Debentures. _Type_. The Debentures will be unsecured, as provided for in article 58 of Corporation Law. _Convertibility_. The Debentures will not be convertible into shares; and

(iv) delegation of powers to the Company's Board of Directors to resolve on the terms provided for in items VI to VIII of article 59 of Corporation Law and the opportunity of the 1st issue of debentures.

DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.

By. ______________________________
Wagner Bertazo
Chief Financial/Investors' Relationship/Administrative Officer

DUKE ENERGY JURÍDICO

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, September 1st , 2008.

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Re.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform you that on this date, the shareholders of Duke Energy International, Geração Paranapanema S.A., representing more than ninety percent (90 %) of the voting capital, held an Extraordinary General Meeting to examine and approve the following items on the Agenda: **(i)** pursuant to paragraph 2 of article 31 of the Bylaws of the Company, voting of management's proposal on the allocation of profits ascertained in the half-yearly balance sheet drawn up at June 30, 2008; **(ii)** taking cognizance with the resignation from office of a member of the Board of Directors, Mr. Lon Mitchel, elected at the Ordinary General Meeting held on August 23, 2005, and also to elect his replacement; **(iii)** the raising of funds by the Company for partial prepayment of debt via a public offering of unsecured debentures on the local market, of the Company's 1st issue, with the following characteristics: *Number of series*: two (2) series; *Issue Total*: maximum of four hundred and seventy million Reais (R$ 470,000,000.00), as well as its respective registration with the Securities Commission - CVM; and **(iv)** delegation of powers to the Company's Board of Directors to resolve on the terms provided for in items VI to VIII of article 59 of Corporation Law and on the opportunity of the 1st issue of debentures.

DUKE ENERGY JURÍDICO

Duke Energy®
Geração Paranapanema
Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

This having been done, the following matters were put up for vote and approved by those attending the meeting:

(i) the Half-Yearly Balance of the Company, prepared at June 30, 2008, and consequent payment of dividends totaling thirty million five hundred thousand Reais (R$ 30,500,000.00), to be fully debited against the net profits of the fiscal period account, and allocated to preferred shares at the rate of R$ 0.509671526 per share;

(ii) election of Ms. Stacey Grace Schrader, US citizen, married, executive, resident and domiciled in the city of Katy, state of Texas, United States, at 1815 Briarchester, with commercial address in the city of Houston, state of Texas, United States, at 5555 San Felipe, Suite 1349, bearer of US passport No. 134751213, as an effective member of the Board of Directors in place of Mr. Lon Mitchel;

(iii) the raising of funds by the Company for partial prepayment of debt via a public offering of simple, unsecured and nonconvertible debentures in two series, the first to be issued by the Company ("Debentures" and "Offering"), with the following characteristics: *Issue Number*. The Debentures representing the first public issue of debentures of the Company. *Issue Total*. The total offering of a maximum of three hundred million Reais (300,000,000.00) on the issue date. *Quantity*. A maximum of thirty thousand (30,000) Debentures will be issued, not counting the Supplementary and Additional Debentures (as defined below). According to article 24 of CVM Ruling 400, the number of Debentures initially offered (without counting the Additional Debentures, as defined below) may be increased by up to fifteen percent (15%), that is, by at most four thousand five hundred (4,500) Supplementary Debentures, on the same terms and at the same price as those initially offered ("Supplementary Debentures"), with a view to meet any possible excess demand during the Offering, as per the option to be granted by the Company to the coordinating banks of the Offering ("Coordinators") in the Offering Agreement, which option may only be exercised by the Coordinators on consensus with the Company before the closing date of the bookbuilding procedure organized by the Coordinators, whereby they will glean investment proposals, as provided for in article 23, paragraph 1 and 2, and article 44 of CVM

DUKE ENERGY JURÍDICO

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Ruling 400, without accepting reservations and without minimum and maximum lots, for purposes of a definition by the Company ("Bookbuilding Procedure"). At the discretion of the Coordinators and the Company, subject to the terms of the Bookbuilding Procedure, the Supplementary Debentures may be 1st series Debentures and/or 2nd series Debentures. Subject to the terms of article 14, paragraph 2, of CVM Ruling 400, the number of Debentures initially offered (without counting the Supplementary Debentures) may be increased by at most twenty percent (20%), that is, by at most six thousand (6,000) additional Debentures, on the same terms and at the same price as those initially offered ("Additional Debentures"), which may only be issued by the Company on consensus with the Coordinators before the closing date of the Bookbuilding Procedure. At the discretion of the Coordinators and the Company, subject to the terms of the Bookbuilding Procedure, the Additional Debentures may be 1st series Debentures and/or 2nd series Debentures. *Par Value*. The unit par value of the Debentures will be ten thousand Reais (R$ 10,000.00) on the issue date ("Par Value"). *Series*. The issue will be made in at most two series, with due regard to the fact that the sum of the first series Debentures and second series Debentures shall not exceed three hundred million Reais (R$ 300,000,000.00) on the issue date or thirty thousand (30,000) Debentures, excluding the Supplementary Debentures and Additional Debentures. *Type*. The Debentures will be unsecured, as provided for in article 58 of Corporation Law. *Convertibility*. The Debentures will not be convertible into shares; and

(iv) delegation of powers to the Company's Board of Directors to resolve on the terms provided for in items VI to VIII of article 59 of Corporation Law and the opportunity of the 1st issue of debentures.

DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.

By. ______________________________
Wagner Bertazo
Chief Financial/Investors' Relationship/Administrative Officer

END

DUKE ENERGY JURÍDICO